UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  June 2006

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Directorate Change - 8 June, 2006


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: June 8, 2006                                 By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: June 8, 2006                                 By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

                                                                   8th June 2006



                        Barclays Announces Board Changes



Barclays PLC ("Barclays") and Barclays Bank PLC ("Barclays") announce the following changes to its Board.


Frederik (Frits) Seegers is appointed to the new position of Chief Executive of Global Retail and Commercial Banking and to the Boards of both Barclays PLC and Barclays Bank PLC with effect from 10th July 2006. He also joins the Barclays Group Executive Committee. In this role he will assume responsibility for all the Barclays retail and commercial banking operations globally. This includes UK Banking (Retail and Business), International Retail and Commercial Banking, and Barclaycard. He will report to John Varley, Group Chief Executive. There will be no change to the financial reporting structure of the Group.


Frits joins from Citigroup where he held senior positions over 17 years spanning four continents. He was a member of the Citigroup Operating Committee. Most recently he was CEO Global Consumer Group, with a remit covering all retail operations in Europe, Middle East and Africa. Prior to this he was Executive Vice President for International Retail and International Cards, with responsibility for all retail banking and credit cards outside the USA.


Between 2001 and 2004, Frits was CEO of Consumer Banking for Asia Pacific covering 11 consumer markets. Under his leadership, this region was the fastest growing part of Citigroup. Prior to this he developed internet banking for Citibank and held various posts including Division Executive for Japan, President of Citibank California, Marketing Director for Citibank Direct and Marketing Director Citibank Belgium. He joined Citigroup in Germany in 1989 as an Associate. Frits was born and educated in the Netherlands and holds Masters Degrees in engineering from Delft University of Technology and in finance from the University of Chicago.


Gary Hoffman, currently Chairman of UK Banking and Chairman of Barclaycard, is appointed to the position of Group Vice Chairman with effect from 10th July 2006, reporting to John Varley and accountable on the Board for a range of responsibilities including Corporate Responsibility, Public Policy, Equality and Diversity, leading the Group's response to the FSA's Treating Customers Fairly initiative, chairing the Group's Governance and Control Committee and franchise health with customers, employees and communities.


David Roberts, Chief Executive of International Retail and Commercial Banking
(IRCB), will leave Barclays later this year. Until then David will remain on the Boards of Barclays and Absa managing the announced sale of FCIB to CIBC and the proposed sale of Barclays Africa to Absa until he leaves Barclays. His responsibilities for IRCB will pass to Frits Seegers on 10th July 2006. The Board thanks Mr Roberts for his significant contribution to the Group's business over many years and wishes him well for the future.


John Varley, Group Chief Executive of Barclays PLC, says:


"The scale of both our retail and commercial banking interests, and card businesses within the UK and internationally, requires a single point of strategic control and direction as we accelerate our drive for growth and profit diversification. This structure will help us bring the best of Barclays to all points of contact with our customers. I am delighted to appoint Frits Seegers to this role. He is one of the industry's most successful, talented, and proven leaders in the global field of retail and commercial banking. I want also to thank David Roberts for his great contribution to Barclays."


Frits Seegers says:


"I am greatly looking forward to joining Barclays. The opportunities for the portfolio of businesses are significant and compelling and I am very excited at the prospect of leading the retail and commercial operations to its next level of growth."


Details of Mr Seegers' contractual arrangements are attached to this announcement.



ENDS



                Contractual Arrangements and Interests in Shares


The appointment of Mr Seegers as an Executive Director of Barclays PLC and Barclays Bank PLC ("Bank") will become effective on 10th July 2006.


Service Contract

Key terms of the service contract for Mr Seegers, who becomes an Executive Director on 10th July 2006, are set out below.


Job Title

Chief Executive of Global Retail and Commercial Banking.


Salary

Basic salary: GBP700,000 per annum.


Performance Related Bonus

The Board HR and Remuneration Committee will, in line with our usual practice, determine the size of any award, which will be discretionary, dependent on both business and individual performance.


For 2006, a guaranteed bonus comprising a cash bonus of GBP1,200,000 and a deferred share based award of GBP400,000 has been agreed.


Long Term Incentive Plan (Performance Share Plan)

The Board HR and Remuneration Committee will, in line with its usual practice, determine the size of awards of performance shares to be made each year under the shareholder approved Performance Share Plan. The 2006 award is for an initial allocation of GBP1,000,000 under the plan.


Buy-Out Arrangements

Mr Seegers forfeited compensation (both annual and Long Term Incentive) which will be replaced through a combination of cash payments and share awards. On joining, Mr Seegers will receive a cash payment of GBP3,408,000 and a restricted share award of GBP5,086,000 vesting in June 2007 (80%), June 2008 (10%), and June 2009 (10%).


Benefits

Benefits in kind, which may include life cover, the use of a company car or cash equivalent, medical insurance and tax advice will form part of Mr Seegers' service contract.


Pension

Mr Seegers will receive an annual cash payment of 25% of his annual salary.


Notice Period

The service contract provides for a notice period of 12 months from Barclays or a notice period of 6 months from Mr Seegers.


Severance Arrangements

On termination, the service contract for Mr Seegers provides for a pro-rated phased payment of his notice entitlement and he has an explicit duty to mitigate his loss.


Contract Availability

The service contracts for all Executive Directors of Barclays PLC and the Bank are held by Barclays Corporate Secretariat and are available for inspection during normal business hours at the Group's Head Office: 1 Churchill Place, London, E14 5HP. Mr Seegers' contract will be available for inspection from 10th July 2006.


Beneficial Interests in Barclays PLC Ordinary Shares

Mr Seegers has no beneficial interests in the ordinary shares of Barclays PLC.


Potential Interest in Shares held in Group Employee Benefit Trusts

In addition, Mr Seegers will, together with the other Directors and Senior Executives of Barclays PLC, have an interest as potential beneficiaries in 163,194,184 Shares held by the independent trustees of the Barclays Group Employee Benefit Trusts. These are discretionary trusts established for the benefit of Barclays Group employees and former employees (and in each case their families) all of whom are amongst the potential beneficiaries under these trusts and are, therefore, regarded for Companies Act purposes as being interested in the Shares held in them. No consideration is payable by a potential beneficiary for the acquisition of such an interest under the trusts.


There are no other details that are required to be disclosed in respect of Mr Seegers' appointment under Paragraph 9.6.13 of the Listing Rules of the UK Listing Authority.





For further information please contact:-


Media Relations                                    Investor Relations
Stephen Whitehead/Jason Nisse/Alistair Smith       Anne Ramsay
+44 (0) 20 7116 6060/6223/6132                     +44 (0) 20 7116 8171